March 6, 2008

Division of Corporation Finance
Securities and Exchange Commission
100 F Street NE
Washington, D.C.  20549
Attn:   Adam Phippen

Re:	The AES Corporation
Item 4.02 of Form 8-K Filed March 3, 2008
File No. 1-12291

Dear Mr. Phippen:

On behalf of The AES Corporation (the “Company”), set forth below are the Company’s responses to the comments (the “Comments”) of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received in your letter dated March 4, 2008 (the “Comment Letter”).  For your convenience, the Company’s responses follow the sequentially numbered Comments copied in bold from your letter.

1.                                      Please disclose whether the Financial Audit Committee concluded that previously issued financial statements included in interim reports on Form 10-Q for fiscal years 2005, 2006 and 2007 should no longer be relied upon.  If so, tell us how you plan to report restated quarterly financial information for the applicable interim periods.  If not, please explain to us why interim financial information for fiscal years 2005, 2006 and 2007 can still be relied upon.  Refer to Item 4.02(a)(1) of Form 8-K.

                RESPONSE:  The Company respectfully submits that the requested disclosure is not required.  For the years 2005 and 2006, the Company has already disclosed non-reliance on prior year financial statements.  Furthermore, interim reports in these years are superceded by the filing of an Annual Report in each year.  For 2007, at the present time the Company believes that the proposed adjustments are not material to previously filed interim period financial statements.  Therefore, there is not “non-reliance on previously issued financial statements” for these 2007 interim periods.

2.                                      Reference is made to your disclosure in paragraph five regarding a number of smaller non-cash adjustments related to your prior period financials, none of which is individually material.  Please tell us if these adjustments were material in the aggregate.  To the extent the adjustments were material in the aggregate, please tell us how you have met the disclosure requirements under Item 4.02(a) of Form 8-K.  Otherwise, revise your disclosure as appropriate.

                RESPONSE:  The Company confirms that the adjustments (excluding the Deepwater Adjustment identified and detailed in the Form 8-K) are not material in the aggregate.

The Company hereby acknowledges that:

•              The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•                                          Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•                                          The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions concerning the matters referred to in this letter, please call Zafar A. Hasan at 703-682-1110.

Sincerely,

/s/ VICTORIA D. HARKER
Victoria D. Harker
Chief Financial Officer

cc:	William Thompson, Securities and Exchange Commission
Zafar A. Hasan, The AES Corporation
Mary Wood, The AES Corporation